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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           SPRECKELS INDUSTRIES, INC.

                           (NAME OF SUBJECT COMPANY)
                               ----------------

                           L ACQUISITION CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF
                         COLUMBUS MCKINNON CORPORATION

                                   (BIDDERS)

 CLASS A COMMON STOCK, PAR VALUE $0.01 PER       CUSIP NO. 849416201
                   SHARE
  (INCLUDING THE ASSOCIATED COMMON STOCK
             PURCHASE RIGHTS)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($9.17 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($11.67 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($15.00 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($1.00 EXERCISE PRICE PER WARRANT)
      (TITLE OF CLASS OF SECURITIES)          (CUSIP NUMBER OF CLASS
                                                  OF SECURITIES)

                               ----------------

                           ROBERT L. MONTGOMERY, JR.
                         COLUMBUS MCKINNON CORPORATION
                         140 JOHN JAMES AUDUBON PARKWAY
                            AMHERST, NEW YORK 14228
                                 (716) 689-5400

         (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH COPIES TO:

      FREDERICK G. ATTEA, ESQ.                  MORTON A. PIERCE, ESQ.
    PHILLIPS, LYTLE, HITCHCOCK,                    DEWEY BALLANTINE
           BLAINE & HUBER                    1301 AVENUE OF THE AMERICAS
     3400 MARINE MIDLAND CENTER                NEW YORK, NEW YORK 10019
      BUFFALO, NEW YORK 14203                       (212) 259-8000
           (716) 847-7010
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  This Amendment No. 3 (the "Amendment") to the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on August 30, 1996, as amended on September 18, 1996 and September 27, 1996, relates to the offer by L Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation ("Parent"), to purchase (i) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services, L.L.C. (successor to Chemical Mellon Shareholder Services, L.L.C.), as Rights Agent, as amended, at a purchase price of $24.00 per Share (and the associated Right) and (ii) all outstanding warrants of the Company to purchase Shares (the "Warrants"), at a price equal to the difference between the Offer price for the Shares and the exercise price for each of the Warrants, in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 1996 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10 of the Schedule 14D-1 is hereby amended by incorporating therein by reference the information contained in Section 2 of Exhibit (a) (1) hereto, entitled "Acceptance for Payment and Payment," with such amendment thereto as hereinafter described.

  The first two sentences of the first paragraph of Section 2 of Exhibit
(a)(1) hereto are hereby amended to read as follows:

     Upon the terms and subject to the conditions of the Offer set forth in
     Section 14 (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares and Warrants validly tendered and not withdrawn on or prior to the Expiration Date as soon as legally permissible after the later to occur of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions related to the regulatory approvals referred to in subclause (g) of Section 14. Any determination concerning the satisfaction of such terms and conditions of the Offer will be within the sole discretion of the Purchaser. See Section 14.

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge, and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 1996

                                          L ACQUISITION CORPORATION

                                              /s/ Robert L. Montgomery, Jr.
                                          By __________________________________
                                             Name: Robert L. Montgomery, Jr.
                                             Title: Vice President and
                                             Treasurer

                                          COLUMBUS McKINNON CORPORATION

                                              /s/ Robert L. Montgomery, Jr.
                                          By __________________________________
                                             Name: Robert L. Montgomery, Jr.
                                             Title: Executive Vice President
                                                  and Chief Financial Officer









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